March 31, 2005

Ms. Pamela Long

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 0409

Washington, D.C. 20549

RE:	ICON Leasing Fund Eleven, LLC (the “Company”)

Amendment No. 3 to Registration Statement on Form S-1 (“Amendment No. 3”)

File No.:        333-121790

Filed:             March 31, 2005

Dear Ms. Long:

The Company has received your comment letter dated March 9, 2005 (the “Comment Letter”) with respect to Amendment No. 1 to the Registration Statement on Form S-1 filed on February 15, 2005 (the “Registration Statement”). For convenience of reference, each staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. All page references in the Company’s responses are to pages in Amendment No. 3 filed concurrently herewith.

In addition, we have provided to you, Craig Slivka, Dale Welcome and Jeanne Baker a courtesy copy of this letter and two courtesy copies of Amendment No. 3 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the above referenced Registration Statement in response to the staff’s comments and otherwise. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

March 31, 2005

Cover Page

1.    We note your amended disclosure that if the minimum is not achieved and subscriptions returned, investments will be returned with interest and without deduction However, we partially reissue comment 7 of our January 28, 2005 letter. Please disclose whether interest will be paid to investors when they are admitted to the partnership.

Response:    The Company has revised the disclosure on the cover page in accordance with your comment. The Company believes the language is already included on page 12.

Our Compensation, page 25

2.    Please reconcile your statement on the cover page and elsewhere in the prospectus that you will invest at least 80.71% of the offering proceeds in equipment with your statement that the maximum use of debt to acquire investments will result in maximum front-end fees of 25% of the offering proceeds. Please revise or advise.

Response:    The Company supplementally advises the staff that the Company intends to invest at least 80.71% of the offering proceeds in equipment as disclosed, among other places, on the cover page and in the Estimated Use of Proceeds table on page 24. In the section entitled “Our Compensation” beginning on page 26, the Company discloses that the Company has the ability (not the requirement) of incurring up to 25% maximum front-end fees if debt of 80% of the offering proceeds was incurred. In addition, while the NASAA guidelines for Equipment Leasing Programs and the Company’s LLC Agreement allow for maximum front-end fees of 25% of the offering proceeds, thereby allowing the Company to invest only 75% of the offering proceeds in equipment, the Company’s historical experience in prior funds provides the Company with the ability to estimate that the 80.71% is as precise an estimate as is possible to make at this point in time. The estimated use of proceeds is, by its nature, an estimate and the Company has made its best estimate as to the use of the proceeds of the offering based upon its historical experience and the terms of this offering. The disclosure relating to the 25% maximum is to provide full and fair disclosure of the Company’s ability to exceed such estimate but the Company clearly states that its current intention is to invest 80.71% of the offering proceeds in equipment. The Company believes that the disclosure in the prospectus is accurate and consistent.

March 31, 2005

Investment Objectives and Policies. Page 41

3.    We note that you have deleted the discussion of the equipment leading industry in its entirety. Please consider including a meaningful discussion of your industry and the competitive conditions that exist. Additionally, please ensure that the sales material only contains information that’s in the prospectus, appropriately balanced with the risks involved. Please refer to Item 101(c)(x) of Regulation S-K.

Response:    The Company has revised the disclosure on pages 50 through 51 to provide a meaningful discussion of the equipment leasing industry. The Company believes that the sales material previously submitted for review contains information that is consistent with that disclosed in the prospectus, that it is fair and balanced and that it provides educational information on the equipment leasing industry in general.

Age of Financial Statements

4.    You should update ICON Capital Corp.’s balance sheet on the same basis as the Fund if ICON Capital Corp. indicates a commitment, intent or reasonable possibility that it will fund cash flow deficits or furnish other direct or indirect financial assistance to the Fund. In this regard, we note your statement in the Liquidity and Capital Resources section of Management’s Discussion and Analysis that ICON Capital Corp. has “no intent to fund any cash flow deficit of Fund Eleven or, except as may be described in this prospectus, provide other financial assistance to Fund Eleven.” Please address what is meant by “except as may be described in this prospectus.”

Response:    The balance sheet of ICON Capital Corp. has been updated to December 31, 2004. Please see pages 104 through 109. The statement “except as may be described in this prospectus” refers to the commitment of ICON Capital Corp. to advance the necessary O&O expenses to the Company prior to the effectiveness of the registration statement and the offering commencing. In addition, to the extent that the O&O expenses exceed 15% of the offering proceeds, the excess will be funded by ICON Capital Corp. without reimbursement by the Company.

Part II Information Not Required in the Prospectus

Undertakings, page II-2

5.    Please include the undertaking specified in Item 512(f) of Regulation S-K. Please note that this undertaking is not limited to firm commitment underwriter but rather applies to all underwritten offerings, which includes “best efforts,” “minimum-maximum” offerings.

Response:    The undertaking specified in Item 512(f) of Regulation S-K has been added to Part II of the Registration Statement. See page II-3.

March 31, 2005

Additional Comment from the Staff on Amendment No. 2

The Staff has asked that the Company address Item 10 of Industry Guide 5 as it relates to the disclosure of the 9.1% initial distribution rate added to Amendment No. 2 to the Registration Statement.

Response:    The Company believes that the addition of the initial distribution rate of 9.1% does not set forth a “rate of return” on the investment but rather is a commitment on the part of the Company to set an initial distribution rate which equates to 9.1% of an investor’s equity contribution. Upon the breaking of escrow, the Company previously disclosed its intent to pay investors who invested prior to escrow being broken, the greater of 8.6% or the initial distribution rate, which was to be set by the Company. The decision to make the initial distribution rate 9.1% is information that would be material to an investor and therefore was disclosed in Amendment No. 2 to the Registration Statement. The 9.1% distribution rate is a commitment of the Company and is not intended to be nor is it disclosed to be a guaranteed return to investors. Therefore, the Company believes that the disclosure is material to investors, is required to be disclosed and is not inconsistent with Item 10(C) of Industry Guide 5.

The Company acknowledges its obligation to provide you with a Tandy letter at the time it requests acceleration of the Registration Statement. In addition, the Company acknowledges its obligations under Rules 460 and 461 of the Securities Act of 1933 and will provide the acceleration request at least two business days prior to the requested effective date.

If you have any questions with respect to any of our responses, please feel free to call me at (540) 372-3979 or Michael A. Reisner, General Counsel of ICON Capital Corp, at (212) 418-4718.

Sincerely,

/s/  Deborah S. Froling

Deborah S. Froling

cc:	Michael A. Reisner, Esq.

Thomas G. Voekler, Esq.